Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Clariant Ltd

Subject Company: Huntsman Corporation

Commission File Number: 001-32427

Merger Team Gathers for First Meeting

Preparations for the merger have kicked off to an excellent start. First meetings in June and beginning of July of joint Huntsman-Clariant working groups set the ball rolling for a successful merger of equals.

On 26 June, a merger management team led by Bernd Hoegemann, Head of Planning and Strategy at Clariant, and Sean Douglas, Executive Vice President and Chief Financial Officer at Huntsman kicked off its work on the details to set the basis for the new company HuntsmanClariant.

Focus groups comprising equal numbers of representatives from both companies are now forging ahead with preparations for the merger. During the first week, work stream leaders from the CSRA, IT, and Finance units of both companies gathered in the Clariant Innovation Center (CIC) in Frankfurt, Germany. This was followed by meetings with HR, GTI, Communications, Clariant Excellence, and other key functions in The Woodlands, Texas, the week after.

“In this first phase, it is our aim to bring together the representatives from Huntsman and Clariant to contribute to the future vision. We met in an atmosphere of openness and with the spirit of mutual learning about the strengths that has made the respective other organization successful,” Bernd Hoegemann explained. “I appreciate the honest dialogue with Sean and all colleagues. We made an excellent start and this makes me very optimistic that, together, we will develop a shared view on how to solve challenges ahead of us and to build a very successful HuntsmanClariant.”

Sean Douglas added: “I was reassured by the many similarities between the two companies. I am very confident that, with the mutual trust and understanding between Bernd and myself, the integration will be a success.”

After this preparatory phase, the basic framework of the value capture and creating synergies will be defined in further workshops. Focus areas of this follow-on phase will be the culture, operating model, and the organizational structure of HuntsmanClariant.

Implementation plans for the future set-up of the new company are due to be finalized before the closing of the deal. Until then, the merger management team will meet regularly. The merger team is comprised of representatives from both companies.

Besides in the CIC, the meetings will take place both in Pratteln, Switzerland, and in The Woodlands, Texas.

A joint Merger Steering Committee, comprised of Peter Huntsman (President and CEO Huntsman Corporation), Hariolf Kottmann (CEO Clariant), Kimo Esplin (Executive Vice President, Strategy and Investment, Huntsman), Patrick Jany (CFO Clariant) and external advisors will steer the process and provide guidance on the various options to set ground for decision making.

InSite will share updates on the topics of the Merger Management Team and on the progress of the planned merger — stay tuned for more.

Disclaimer

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended.  Clariant Ltd (“Clariant”) and Huntsman Corporation (“Huntsman”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transaction, including future financial and operating results and expected synergies and cost savings related to the contemplated transaction, the plans, objectives, expectations and intentions of Clariant, Huntsman or the combined company, the expected timing of the completion of the contemplated transaction and information relating to the proposed initial public offering of ordinary shares of Venator Materials PLC. Such statements are based on the current expectations of the management of Clariant or Huntsman, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Neither Clariant nor Huntsman, nor any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transaction; uncertainties as to the approval of Huntsman’s stockholders and Clariant’s shareholders required in connection with the contemplated transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; ability to refinance existing indebtedness of Clariant or Huntsman in connection with the contemplated transaction; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets, including with respect to the initial public offering of ordinary shares by Venator Materials PLC or financing activities related to the contemplated transaction; and other risks and uncertainties discussed in Huntsman’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Huntsman’s annual report on Form 10-K for the fiscal year ended December 31, 2016. You can obtain copies of Huntsman’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and neither Clariant nor Huntsman undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Important Additional Information and Where to Find It

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the contemplated transaction, Clariant intends to file a registration statement on Form F-4 with the SEC that will include the Proxy Statement/Prospectus of Huntsman. The Proxy Statement/Prospectus will also be sent or given to Huntsman stockholders and will contain important information about the contemplated transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CLARIANT, HUNTSMAN, THE CONTEMPLATED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Clariant and Huntsman through the website maintained by the SEC at www.sec.gov.

PARTICIPANTS IN THE SOLICITATION

Huntsman and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Huntsman investors and shareholders in connection with the contemplated transaction. Information about Huntsman’s directors and executive officers is set forth in its proxy statement for its 2017 Annual Meeting of Stockholders and its annual report on Form 10-K for the fiscal year ended December 31, 2016. These documents may be obtained for free at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the Proxy Statement/ Prospectus that Huntsman intends to file with the SEC.